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Exhibit (a)(1)(D)

        OFFER TO PURCHASE FOR CASH
Up to All Outstanding Shares of Common Stock
Of
PLATINUM ENERGY RESOURCES, INC.
At a Purchase Price of $1.50 Per Share
By
PACIFIC INTERNATIONAL GROUP HOLDINGS LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JUNE 24, 2011, UNLESS THE OFFER IS EXTENDED.

May 26, 2011

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

        We have been appointed by Pacific International Group Holdings LLC, a Nevada limited liability company ("Pacific"), to act as Information Agent in connection with Pacific's offer to purchase up to all of the outstanding shares of common stock, $0.0001 par value per share ("Shares"), of Platinum Energy Resources, Inc., a Delaware corporation ("Platinum"), not currently owned by Pacific, at a price of $1.50 per Share, net to the seller in cash (subject to applicable withholding of U.S. federal, state and local taxes), without interest, upon the terms and subject to the conditions specified in the Offer to Purchase dated May 26, 2011 (the "Offer to Purchase") and the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the "Offer") enclosed herewith.

        Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Shares registered in your name or in the name of your nominee.

        Enclosed for your information and use are copies of the following documents:

  1.
  The Offer to Purchase dated May 26, 2011;

  2.
  The Letter of Transmittal, including a Certification of Taxpayer Identification Number on Substitute Form W-9, to be used by holders of Shares in accepting the Offer and tendering Shares;

  3.
  A Notice of Guaranteed Delivery to be used to accept the Offer if the Shares and all other required documents are not immediately available or cannot be delivered to the BNY Mellon Shareowner Services, the Depositary, by the Expiration Date (as defined under "The Offer—Section 1—Terms of the Offer; Expiration Date" in the Offer to Purchase) or if the procedure for book-entry transfer cannot be completed by the Expiration Date;

  4.
  A letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer; and

  5.
  A return envelope addressed to the Depositary.

        We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights expire at 5:00 p.m., New York City time, on June 24, 2011, unless Pacific extends the Offer.

        In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) Certificates evidencing such Shares or timely confirmation of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company ("DTC") pursuant to the procedures set forth in "The Offer—Section 3—Procedures For Tendering Shares" of the Offer to Purchase, (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal.

        If holders of Shares wish to tender, but it is impracticable for them to forward their Certificates or required documents or to complete the procedures for delivery by book-entry transfer prior to the expiration of the Offer, a tender may be effected by following the guaranteed delivery procedure described in the section of the Offer to Purchase entitled "The Offer—Section 3—Procedures for Tendering Shares."

        Pacific will not pay any fees or commissions to any broker, dealer or other person (other than the Depositary and the Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. However, Pacific will, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your clients. Pacific will pay or cause to be paid any stock transfer taxes payable with respect to the transfer of Shares to it, except as otherwise provided in Instruction 6 to the Letter of Transmittal. Under no circumstances will interest be paid by Pacific on the purchase price of tendered Shares, regardless of any extension of the Offer or delay in making payment.

        Any inquiries you may have with respect to the Offer and requests for additional copies of the enclosed material should be addressed to BNY Mellon Shareowner Services, as the Information Agent, at 480 Washington Boulevard, 27th Floor, Jersey City, NJ 07310, at (866) 277-8134 (toll-free) or (201) 680-6676 (collect).

Very truly yours,
BNY Mellon Shareowner Services

        Nothing contained herein or in the enclosed documents shall constitute you the agent of Pacific, the Information Agent or the Depositary, or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the documents enclosed herewith and the statements contained therein.

        The Offer is not being made to (nor will tenders of Shares be accepted from or on behalf of) holders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of that jurisdiction.

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  Exhibit (a)(1)(D)